EXHIBIT 99.1

Himax Technologies, Inc. Pre-announces Preliminary Unaudited First Quarter 2020 Financial Results

Revenues Meet Guidance, While Gross Margin and EPS Exceed Guidance

TAINAN, Taiwan, April 03, 2020 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today pre-announced preliminary unaudited key financial results for the three months ended March 31st, 2020. The first quarter revenues met its guidance, while gross margin and EPS both exceeded guidance issued on February 13th, 2020.

  Revenues were $184.6 million, an increase of 5.5% sequentially versus the guidance of an increase between 1.0% to 10.0%. This represents an increase of 13.0% year-over-year.

  Gross Margin was around 22.7%, exceeding the guidance of an increase of 1.0% to 2.0% from the 20.6% delivered in the fourth quarter of 2019.

  IFRS earnings per diluted ADS were expected to be around 1.9 cents, exceeding the guidance of -0.5 to 1.8 cents per diluted ADS.

  Non-IFRS earnings per diluted ADS were expected to be around 2.2 cents, exceeding the guidance of -0.2 to 2.1 cents per diluted ADS.

“In light of the Covid-19 pandemic and uncertain market sentiments that are affecting the whole world, the management decided to issue preliminary financial results immediately following the end of the quarter. We are pleased to be able to deliver the strong first quarter results and will continue to work extremely closely with both our customers and suppliers in joint efforts to mitigate the risks arising from the pandemic. We will report further details on our next earnings call in May,” said Jordan Wu, President and Chief Executive Officer of Himax Technologies.

“Our thoughts and prayers are with the people affected by the coronavirus. We have taken preventive measures to ensure highest priority on the health and safety of our employees and partners and will continue to evaluate the situation as it evolves,” concluded Mr. Wu.

The Company will provide its first quarter 2020 full financial report and second quarter guidance at the next conference call with investors and analysts in May. The exact date will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,919 patents granted and 581 patents pending approval worldwide as of March 31st, 2020. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2019 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Maili Bergman, Managing Director
MZ North America
Tel: 949-298-4320
Email: HIMX@mzgroup.us
www.mzgroup.us